Exhibit G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     February __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


                                 *  *  *  *  *  *

     PROGRESS ENERGY, INC.; PIEDMONT NATURAL GAS COMPANY
     (70-[___])

     Progress Energy, Inc. ("Progress Energy"), a registered holding company, whose principal executive offices are at 410 South Wilmington Street, Raleigh, North Carolina 27602, and Piedmont Natural Gas Company ("Piedmont"), a gas utility company, whose principal executive offices are at 1915 Rexford Road, Charlotte, North Carolina 28211, have filed a joint application/declaration pursuant to Section 3(a)(2) and12(d) of the Act and Rules 44 and 54 thereunder. Progress Energy is seeking approval to sell all of the issued and outstanding common stock of North Carolina Natural Gas Company ("NCNG") and its 50% share of the common stock of Eastern North Carolina Natural Gas Company ("Eastern NCNG") and preferred stock and other rights and interests in Eastern NCNG that it holds to Piedmont. Piedmont is requesting an order pursuant to Section 3(a)(2) of the Act exempting it and its subsidiaries as such from all provisions of the Act, except Section 9(a)(2).

     Progress Energy owns, directly or indirectly, all of the issued and outstanding common stock of two electric utility subsidiary companies: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; and Florida Power Corporation ("FPC"), which generates, transmits, purchases and sells electricity in parts of Florida. Together, CP&L and FPC provide electric utility service to approximately 2.7 million retail, commercial and industrial customers in an area having a population of more than 9 million people, including Raleigh, Asheville, and Wilmington, North Carolina, Florence, South Carolina, and metropolitan St. Petersburg, Clearwater and the greater Orlando area in Florida.

     In addition to its primary integrated electric utility system, Progress Energy owns all of the issued and outstanding common stock of NCNG, a gas utility company that serves approximately 176,000 residential, commercial, industrial and municipal customers in 33 south-central and eastern North Carolina counties. NCNG's facilities include more than 1,000 miles of transmission pipeline and more than 2,900 miles of distribution mains. NCNG was acquired by CP&L in July 1999, and became a direct subsidiary of Progress Energy (then known as CP&L Energy, Inc.) in July 2000.(1)

     NCNG has three direct, wholly-owned, non-utility subsidiaries: Cape Fear Energy Corporation ("Cape Fear"), which was previously engaged in purchasing natural gas for resale to large industrial and commercial users and the municipalities served by NCNG, as well as the business of providing energy management services, but is now inactive; NCNG Cardinal Pipeline Investment Corporation, which holds a 5% membership interest in Cardinal Pipeline Company, LLC, an intrastate pipeline; and NCNG Pine Needle Investment Corporation, which holds a 5% membership interest in Pine Needle LNG Company, LLC, which owns a liquefied natural gas project in North Carolina.(2)

----------

    (1) In its order approving Progress Energy's acquisition of Florida Progress Corporation, the Commission held that NCNG was retainable by Progress Energy as an additional integrated public-utility system under the "A-B-C" clauses of Section 11(b)(1) of the Act. See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

    (2) Prior to the proposed sale of NCNG to Piedmont, the common stock of Cape Fear will be transferred by NCNG to Progress Energy or another non-utility subsidiary of Progress Energy. The other two companies will remain as subsidiaries of NCNG.

     Progress Energy also owns 50% of the issued and outstanding shares of common stock of Eastern NCNG, a North Carolina company that has been granted a certificate of public convenience and necessity by the North Carolina Utilities Commission ("NCUC") to construct a new natural gas distribution system and provide gas service to customers in 14 counties in eastern North Carolina. The remaining 50% of Eastern NCNG's issued and outstanding common stock is owned by the Albemarle Pamlico Economic Development Corporation ("APEC"), a North Carolina nonprofit corporation created to encourage infrastructure and economic development in the 14 eastern North Carolina counties. Eastern NCNG's service territory in North Carolina is adjacent to NCNG's.(3)

     Piedmont, a North Carolina corporation, is primarily engaged in the distribution of natural gas to approximately 740,000 residential, commercial and industrial customers in parts of North Carolina, South Carolina and Tennessee that include Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Reidsville and Spruce Pine in North Carolina, Anderson, Greenville, Spartanburg and Gaffney in South Carolina, and the metropolitan Nashville area in Tennessee. Piedmont's utility properties include approximately 662 miles of lateral pipelines of up to sixteen inches in diameter that connect Piedmont's distribution systems with the transmission systems of its pipeline suppliers, and approximately 19,500 miles of distribution mains.

     Piedmont has three direct, wholly-owned, non-utility subsidiaries:
Tennessee Gas Company, which is inactive; Piedmont Greenbrier Pipeline Company, LLC, a 33% member of Greenbrier Pipeline Company, LLC, which is currently seeking approval from the Federal Energy Regulatory Commission ("FERC") to construct and operate a 280-mile interstate pipeline linking multiple gas supply basins and storage facilities in the Southeast; and Piedmont Energy Partners, Inc. ("Piedmont Partners"), a non-utility holding company for several other non-utility subsidiaries of Piedmont. Piedmont Partners has four direct wholly-owned subsidiaries: Piedmont Intrastate Pipeline Company, which is a 16.45% member of Cardinal Pipeline Company, L.L.C., an intrastate pipeline that is regulated by the NCUC; Piedmont Interstate Pipeline Company, which is a 35% member of Pine Needle LNG Company, an interstate pipeline company that is regulated by the FERC; Piedmont Energy Company, which is a 30% member of

----------

    (3) As noted in the Merger Order (see Appendix A to Merger Order, fn. 18), Progress Energy committed to file a separate application to acquire and retain Eastern NCNG as an additional gas utility subsidiary. Progress Energy filed an application with respect to Eastern NCNG on January 15, 2002 (see File No. 70-10035), in which it is asserting that Eastern NCNG and NCNG together constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B) of the Act. The Commission issued a notice of the proposed transaction on May 24, 2002. (Holding Co. Act Release No. 27531).

SouthStar Energy Services LLC, a non-regulated retail gas marketer in the Southeast; and Piedmont Propane Company, which is a 20.69% member of US Propane, L.P., the sole general partner and a 31% limited partner of Heritage Propane Partners, L.P., the nation's fourth- largest propane distribution company. Piedmont Partners also owns several other subsidiaries that are inactive.

     For the fiscal year ended October 31, 2001, Piedmont reported on a consolidated basis total operating revenues of $1,107,856,000, net operating revenues (operating revenues less cost of gas) of $337,978,000, operating income of $93,969,000, and net income of $65,485,000 (including net income, reported on an equity basis, from non-utility businesses). At July 31, 2002, Piedmont had $1,403,789,000 in total consolidated assets, including net utility plant of $1,135,146,000.

     It is stated that Progress Energy and Piedmont have entered into a Stock Purchase Agreement, dated October 16, 2002, pursuant to which Progress Energy has agreed to sell and Piedmont has agreed to purchase all of the issued and outstanding common stock of NCNG, $0.10 par value per share (the "NCNG Shares"), and all of the shares of common stock and Series A preferred stock of Eastern NCNG that are held by Progress Energy, representing, respectively, 50% and 100% of the total number of shares of common stock and Series A preferred stock that are issued and outstanding (together, the "ENCNG Shares"). In addition, Piedmont will assume all of Progress Energy's rights and obligations under a subscription letter, dated January 5, 2001, pursuant to which Progress Energy is committed to purchase from Eastern NCNG the remaining authorized but unissued shares of Series A preferred stock, and a shareholders' agreement, dated as of January 5, 2001, by and among Eastern NCNG, Progress Energy and APEC (the "ENCNG Rights and Obligations").

     In this Application/Declaration, Progress Energy is requesting approval under Section 12(d) of the Act for the sale and transfer of the NCNG Shares, the ENCNG Shares and the ENCNG Rights and Obligations to Piedmont (the "Transaction"). The Transaction is subject to approval by the NCUC and filing with the Department of Justice and the Federal Trade Commission of pre-merger notification forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R Act"), and expiration or early termination of the statutory waiting period thereunder. The Transaction has been approved by the boards of directors of Progress Energy and Piedmont; it does not require approval by the shareholders of either company. Subject to receipt of regulatory approvals, the Transaction is expected to close by mid-2003.

     Progress Energy states that it has decided to sell NCNG and its 50% interest in Eastern NCNG in response to changes in its business brought about by its acquisition of Florida Progress Corporation in November 2000. The divestiture of NCNG and Eastern NCNG will enable Progress Energy to strengthen its balance sheet and focus itself on its core electric utility business. Progress Energy states that the cash proceeds of the Transaction, approximately $425 million, will be used by Progress Energy to pay down debt, thereby lowering Progress Energy's debt to equity ratio.

     Piedmont states that, immediately following the purchase of the NCNG Shares, it will cause NCNG to be merged with and into Piedmont, with Piedmont as the surviving corporation. By operation of law, Piedmont will assume all of the outstanding obligations of NCNG. Piedmont will acquire and hold Eastern NCNG as a 50%-owned subsidiary company and will therefore become a "holding company" within the meaning of Section 2(a)(7)(A) of the Act with respect to Eastern NCNG. Accordingly, Piedmont is requesting that the Commission issue an order under Section 3(a)(2) of the Act exempting Piedmont and its subsidiary companies as such from all provisions of the Act, except Section 9(a)(2). In support thereof, Piedmont states that, following the Transaction, Piedmont will remain "predominantly" a public-utility company whose operations as such will be confined to North Carolina, its state of incorporation, and South Carolina and Tennessee, which are contiguous to North Carolina.

     Under the Stock Purchase Agreement, Piedmont has agreed to pay $417,500,000 in cash for the NCNG Shares, plus or minus the Working Capital (as described below) on the balance sheet of NCNG for the end of the most recent month immediately preceding the closing of the Transaction (the "Closing"). The Working Capital (which may be a positive or negative number) will be equal to the difference between the book value of current assets and book value of current liabilities on the date the Working Capital is determined, provided that current assets shall not include any tax refund, tax credit or other tax asset and current liabilities will not include any liability for taxes or notes payable to any affiliate of NCNG. In addition, Piedmont has agreed to pay $7,500,000 for the ENCNG Shares and the ENCNG Rights and Obligations. Under the Stock Purchase Agreement, the parties are obligated to close on the sale and purchase of the NCNG Shares, the ENCNG Shares and the ENCNG Rights and Obligations at the same time, provided, however, that, if, on the date of Closing, (i) Progress Energy has not obtained from APEC a waiver of certain restrictions on the transfer of the ENCNG Shares under the ENCNG Shareholders' Agreement, (ii) APEC has not consented to the assignment to Piedmont of an existing agreement pursuant to which CP&L has agreed to construct, operate and maintain Eastern NCNG's gas distribution system, or (iii) Piedmont has not received an exemption from the provisions of the Act (except for Section 9(a)(2) thereof), then Piedmont shall have no obligation to purchase the ENCNG Shares and the ENCNG Rights and Obligations and the parties shall close on the sale and purchase of the NCNG Shares alone.

     It is stated that the fees, commissions and expenses paid or incurred or to be incurred by Progress Energy in connection with the proposed Transaction are estimated at not more than $4,500,000, including approximately $3,500,000 in investment banking fees and $1,000,000 in outside legal fees. The Transaction is subject to, among other conditions precedent, approval by the NCUC and filing of pre-merger notification statements with the Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration or early termination of the statutory waiting period thereunder.